SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Dover Investments Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A Common Stock—260152103

Class B Common Stock—260152202

(CUSIP Number)

Richard V. Smith, Esq., Orrick, Herrington & Sutcliffe LLP, 400 Sansome Street, San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.:

Class A Common – 260152103

Class B Common – 260152102

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS* 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 431,021 Class A Common Shares 245,114 Class B Common Shares
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 431,021 Class A Common Shares 245,114 Class B Common Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,021 Class A Common Shares 245,114 Class B Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% of Class A Common Shares 78.8% of Class B Common Shares

14 TYPE OF REPORTING PERSON* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.:

Class A Common – 260152103

Class B Common – 260152102

1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lawrence Weissberg

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3 SEC USE ONLY

4 SOURCE OF FUNDS* PF/00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 431,021 Class A CommonShares 245,114 Class B CommonShares
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 431,021 Class A Common Shares 245,114 Class B Common Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,021 Class A Common Shares 245,114 Class B Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% of Class A Common Shares 78.8% of Class B Common Shares

14 TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to a Statement on Schedule 13D amends and supplements the report on Schedule 13D, filed with the Securities and Exchange Commission on February 11, 2002, as amended by Amendment No. 1 thereto, filed with the SEC on June 18, 2002 (collectively, the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used and defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), and to the Class B Common Stock, $.01 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of Dover Investments Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 100 Spear Street, Suite 520, San Francisco, California 94105.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 2 to the Schedule 13D is being filed by The Lawrence Weissberg Trust, U/D/T dated November 25, 1992 (“The Lawrence Weissberg Trust” or the “Trust”), and Messrs. Lawrence Weissberg, Frederick M. Weissberg, Marvin Weissberg and William Weissberg (collectively, the “Reporting Persons”).

The Lawrence Weissberg Trust is a revocable trust formed by Lawrence Weissberg, of which Frederick M. Weissberg, William Weissberg and Marvin Weissberg are the only co-trustees. There are several beneficiaries of The Lawrence Weissberg Trust (including Frederick M. Weissberg and William Weissberg). The Trust is further described in Item 6. Frederick M. Weissberg and William Weissberg are the sons of Lawrence Weissberg and Marvin Weissberg is the brother of Lawrence Weissberg.

The state of organization, address of principal office and principal business of The Lawrence Weissberg Trust and for each other Reporting Person, his citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Trust expects to fund the proposed Transaction described herein from cash on hand and/or cash available to it from the Company immediately following the consummation of such Transaction.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 27, 2004, the Trust submitted to the Board of Directors of the Company a letter describing a proposal to take the Company private in a two step transaction (the “Transaction”) in which all stockholders of the Company (other than the Trust and others who join the Trust in taking the Company private) would receive $24.50 in cash for each share of Common Stock that they own. A copy of this letter is attached hereto as Exhibit 5 . The aggregate consideration for the purchase of outstanding shares of Common Stock in the proposed Transaction (including shares outstanding following the exercise of “in-the-money” stock options and excluding all shares of Common Stock beneficially owned by the Trust) would be approximately $17,350,042.50.

The Trust believes that the Transaction would provide minority stockholders of the Company with an excellent and timely opportunity to liquidate their entire investment in the Company. In its letter to the Board of Directors of the Company, the Trust stated that there is no active trading market for the Common Stock. The Trust also stated that a sale of the Company to a third party is not a realistic option given that the Trust, which holds a majority of the voting power of the Company, has no interest in selling the Common Stock beneficially owned by it. Finally, the Trust noted in its letter that the Company has not paid for many years, and is not likely to pay in the foreseeable future, dividends on the Common Stock.

The proposed Transaction would consist of two steps. First, the Trust would make, through a newly formed, wholly owned subsidiary (“Newco”), a cash tender offer for all outstanding shares of Common Stock. Second, assuming that Newco owns more than 90% of each class of the outstanding shares of Common Stock following the tender offer, Newco would carry out a short form merger with the Company (the “Merger”). As a result of the Merger, Common Stock held by the remaining stockholders, other than Newco, would be cashed out for the same per share price as that paid by Newco for shares of Common Stock purchased by Newco in the tender offer.

The purpose of the Transaction is to enable Newco to acquire the entire equity interest in the Company. As a result of the Merger, the Company would become a wholly owned subsidiary of Newco. The Trust expects to form Newco prior to commencing the first step of the Transaction. The Trust also expects that certain stockholders of the Company, including certain members of the Lawrence Weissberg family, will contribute their shares of Common Stock to Newco in exchange for an equity interest in Newco. However, no agreement or understanding currently exits in this regard between any such person and the Trust.

Consummation of the proposed Transaction would be subject to, among other things, the (i) approval by a special committee of independent directors of the Board of Directors of the Company, (ii) execution and delivery of an agreement between the Company and Newco concerning certain aspects of the Transaction and such other documentation (including regulatory filings) as may be required or appropriate, and (iii) receipt of all necessary third party consents, if any. Consummation of the tender offer portion of the Transaction would be subject to, among other things, (i) tenders being made by the holders of more than 50% of the outstanding shares of each class of Common Stock held by the minority stockholders of the Company, (ii) Newco owning, following completion of the tender offer, more than 90% of the outstanding shares of each class of Common Stock, and (iii) the absence of any threatened or pending litigation relating to the Transaction. Upon consummation of the Transaction, Newco would cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Trust reserves the right to rescind or amend the proposal made to the Board of Directors of the Company at any time prior to the satisfaction of the foregoing conditions.

None of the Reporting Persons intend to sell or otherwise dispose of any of the shares of Common Stock beneficially owned by them, other than in connection with the formation of Newco. In proposing the Transaction, the Reporting Persons are not seeking or willing to entertain offers or proposals made by a third parties for the acquisition of such shares, either separately or in connection with a third party’s offer or proposal to acquire the Company.

Should the proposed Transaction not be completed on the terms proposed by the Trust, the Reporting Persons intend to continue to hold the shares of Common Stock beneficially owned by them. In addition, individually or together, in such event (or to facilitate the Transaction) they may make additional purchases of Common Stock in the open market or through privately negotiated transactions, in each case based upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other business and investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other future developments.

The Trust may be deemed to be a “control person” of the Company within the meaning of the General Rules and Regulations adopted by the Securities and Exchange Commission under the Exchange Act.

Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in Exhibit 2 hereto) the number and percentages of the outstanding shares of Common Stock set forth in Exhibit 2 hereto and such information hereby is incorporated herein by reference.

(b) The number of shares of Common Stock as to which the Reporting Persons have sole or shared voting and dispositive power is set forth in Exhibit 2 hereto and such information hereby is incorporated herein by reference.

Lawrence Weissberg, as the settlor of The Lawrence Weissberg Trust, a revocable trust, shares voting and dispositive power over the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust.

Due to the facts that (a) a majority of the three co-trustees (Frederick M. Weissberg, Marvin Weissberg and William Weissberg) of the Trust is required to act in the voting and disposition of the shares of Common Stock held by the Trust and (b) none of the co-trustees having veto power with respect to any matters involving the voting or disposition of the shares of Common Stock held by the Trust, none of the co-trustees shares voting and dispositive power over the shares of Common Stock beneficially owned directly by the Lawrence Weissberg Trust.

The applicable information required by Item 2 with respect to each other person described in this Item 5 with whom voting or dispositive power is shared is disclosed in Item 2 and in Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

(c) None.

(d) The beneficiaries of The Lawrence Weissberg Trust with the right to receive, or to direct the receipt of, dividends and the proceeds from the sale of the shares of Common Stock beneficially owned directly by The Lawrence Weissberg Trust are members of Lawrence Weissberg’s immediate family and the descendents of Lawrence Weissberg.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Lawrence Weissberg Trust was established during the lifetime of the settlor for estate planning and succession purposes. Currently, Frederick M. Weissberg, Marvin Weissberg and William Weissberg are the co-trustees. The Trust documents provide that the action of a majority of the co-trustees is required for most matters affecting the Trust, including matters involving the voting and disposition of the shares of Common Stock held by the Trust.

Other than as described above in this Item 6 or elsewhere in the Schedule 13D, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the Company’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	–	Reporting Persons.

Exhibit 2	–	Beneficial Ownership Table.

Exhibit 3	–	Joint Filing Agreement.

Exhibit 4	–	Power of Attorney (Incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission on February 11, 2002 by The Lawrence Weissberg Trust, Lawrence Weissberg, Frederick M. Weissberg and Britt Evans).
Exhibit 5	–	Letter, dated January 27, 2004, from The Lawrence Weissberg Revocable Living Trust to the Board of Directors of Dover Investments Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992

		By:	/s/ Frederick M. Weissberg
Name: Frederick M. Weissberg
Title: Co-Trustee

		By:	/s/ William Weissberg
Name: William Weissberg
Title: Co-Trustee

		By:	/s/ Marvin Weissberg
Name: Marvin Weissberg
Title: Co-Trustee

*
Name: Lawrence Weissberg

* By:	/s/ Frederick M. Weissberg
Frederick M. Weissberg,
as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1	Reporting Persons.

2	Beneficial Ownership Table.

3	Joint Filing Agreement.

4	Power of Attorney (Incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed with the Securities Exchange Commission on February 11, 2002 by The Lawrence Weissberg Trust, Lawrence Weissberg, Frederick M. Weissberg and Britt Evans).

5	Letter, dated January 27, 2004, from The Lawrence Weissberg Revocable Living Trust to the Board of Directors of Dover Investments Corporation.